VIA EDGAR

Cohen & Company Capital Markets,

a division of J.V.B. Financial Group

3 Columbus Circle, 24th Floor

New York, New York 10019

April 24, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Asset Acquisition Corp.
Registration Statement on Form S-1
Registration File No. 333-284776

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Digital Asset Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on April 28, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Perkins Coie LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Cohen & Company Capital Markets, a division of J.V.B. Financial Group

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]